December 18, 2017

Angela Mokodean

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Collaborative Investment Series Trust

Initial Registration Statement on Form N-1A

File Nos. 333-21072 and 811-23306

Dear Ms. Mokodean:

On October 23, 2017, Collaborative Investment Series Trust (the “Trust”) filed a registration statement on Form N-1A on behalf of its series, the Mercator International Opportunity Fund (the “Fund”). On November 29, 2017 you provide written comment to the registration statement.  Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Redlined changes are provided in certain portions of this letter to this letter to aid in your review.  Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in a Pre-Effective Amendment to the registration statement.

GENERAL

1.

Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response:  Registrant confirms that it has not submitted, and does not expect to submit in advance of the Fund’s launch, any exemptive applications or no-action requests in connection with the registration statement.

PROSPECTUS

Fees and Expenses of the Fund

2.

Since the Fund is a new fund, add a footnote to the table indicating that “Other Expenses” are based on estimated amounts for the current fiscal year. See Instruction 6(b) to Item 3 of Form N-1A.

Response.  The requested change has been made.

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3.

Since the Fund is a new fund, disclose in a footnote to the table that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year. See Instruction 3(f)(vi) to Item 3 of Form N-1A.

Response.  The requested change has been made.

4.

Please verify the accuracy of the costs of investing in the Fund for one and three year periods provided in the example. Staff calculations arrived at slightly higher figures.

Response.  Registrant has recalculated the example numbers and revised the disclosure as shown below:

Principal Investment Strategy

5.

Disclosure on page 4 indicates that the Fund will invest “primarily in stocks.” Please specify the kind(s) of stock in which the Fund may invest (common or preferred stock) and disclose any other types of instruments the Fund may trade in connection with its principal investment strategies.

Response.  Registrant has revised the referenced disclosure to note that the Fund will invest “primarily in common stocks.”  Registrant notes that existing prospectus disclosure provides that “[t]he Fund may invest in ETFs and other investment companies.”

6.

The Fund states that it will “invest primarily in stocks of companies domiciled in developed countries outside of the United States” and “will invest at least 40% of its assets in securities of companies outside the United States, which the adviser defines as securities listed primarily on exchanges outside the United States.” For purposes of Rule 35d-1 under the Investment Company Act of 1940 (the “Act”), the Fund must describe how it will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Release No. 24828, at n.42 (Jan. 17, 2001). Please explain why the location of primary listing for a company’s security should satisfy the economically tied test. Please also clarify whether your investments in securities of companies listed outside the United States will be limited to those primarily listed on securities exchanges of developed countries.

Response.  Registrant notes that the Rule 35d-1 adopting release provides “that investment companies using [the term international] in their names . . . [are expected to] invest their assets in investments that are tied economically to a number of countries throughout the world.”  Registrant believes that listing on a foreign exchange exposes the investment company to the economic risks (including market risk, exchange risk, currency risk, and political risk) of the geographic region in which the exchange is located and, therefore, is an appropriate measure for the purposes of the 40% test.

December 18, 2017 Page 3

Principal Investment Risks

7.

Please either supplementally confirm that the Fund will not have principal risks associated with emerging market countries or make appropriate revisions to your disclosure.

Response.  Registrant confirms that the Fund will not invest in emerging markets as a principal strategy.

How to Purchase Shares

8.

On page 11, the Fund states: “Institutional Class shares of the Fund are sold at NAV without an initial sales charge and are not subject to 12b-1 distribution fees, but have a higher minimum initial investment than other classes of shares.” Consider removing the last clause regarding other share classes since the Institutional Class is currently the only share class offered by the Fund.

Response.  The requested change has been made.

How to Redeem Shares

9.

Consider disclosing additional detail regarding the Fund’s practice to redeem in kind, such as whether those redemptions would be pro-rata slices of portfolio assets, individual securities, or representative securities baskets. See Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016), 81 FR 82142, 82225 (Nov. 18, 2016).

Response.  Registrant has added the following disclosure:

In-kind redemptions of Fund shares will be redeemed pro rata to the extent that doing so is reasonable and in the best interests of the Fund and its shareholders.

10.

Under “Additional Redemption Information,” the Fund notes the methods it typically expects to use to meet redemption requests. To the extent the methods will differ in regular or stressed market conditions, please clarify your disclosure. Further, this list does not include redemptions in kind, although the Fund reserves the right to redeem in kind. Supplementally explain whether the Fund typically expects to use redemptions in kind in either regular or stressed market conditions. If so, provide appropriate disclosure. See Item 11(c)(8) of Form N-1A.

Response.  Registrant has added the following disclosure:

The Fund typically expects that it will take up to 5 days following the receipt of your redemption request to pay out redemption proceeds by check or electronic transfer. The Fund typically expects to pay redemptions from cash, cash equivalents, proceeds from the sale of Fund shares, any lines of

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credit, and then from the sale of portfolio securities. These redemption payment methods will be used in regular and stressed market conditions.

Frequent Purchases and Redemptions of Fund Shares

11.

On page 17, the Fund notes that it reserves the right to modify or waive any redemption fee at any time. The Fund does not list a redemption fee in the fee table. Please clarify in this discussion whether the Fund currently imposes a redemption fee.

Response.  The Fund will not impose a redemption fee.  The referenced disclosure has been corrected.

STATEMENT OF ADDITIONAL INFORMATION

Cover Page

12.

Add the name of the share class of the Fund to which the SAI relates. See Item 14(a)(1) of Form N-1A.

Response.  The requested change has been made.

13.

The cover page of the SAI states: “The Fund’s financial statements are included in the Annual Report, and are incorporated by reference into this SAI by subsequent amendment.” Please revise this sentence to state that the financial statements “will be” incorporated by reference by subsequent amendment or make other clarifying changes to avoid suggesting that the fund can forward incorporate by reference a future annual report. See General Instruction D.2 to Form N-1A.

Response.  The requested change has been made.

Additional Information about the Fund’s Investments

14.

Under the “Closed-End Investment Companies” subsection, the Fund states: “The Fund may invest assets in ‘closed-end’ investment companies (or ‘closed-end funds’), subject to the investment restrictions set forth above.” Please clarify the investment restrictions that are being cross referenced.

Response.  Registrant has revised the disclosure to note that such investment restrictions are set forth below.

15.

On page 6, the Fund states: “Foreign securities are considered for purchase only if they are trading in domestic markets through an American Depositary Receipt (ADR).” Please clarify that the Fund may also gain exposure to foreign securities, including emerging market securities, through its investments in other investment companies (as discussed on page 4). Please discuss these details

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about the scope of the Fund’s investments in foreign securities in the prospectus, to the extent they are connected to a principal investment strategy of the Fund.

Response.  ADRs are not a principal strategy and, therefore, Registrant declines to revise existing prospectus disclosure to include ADRs, but has revised SAI disclosure as shown below.  Registrant notes that existing prospectus disclosure provides that “[t]he Fund may invest in ETFs and other investment companies.”

The Fund may gain exposure to f~~F~~oreign securities ~~are considered for purchase only if they are~~ trading in domestic markets through an American Depositary Receipt (ADR).

16.

In the “Illiquid and Restricted Securities” subsection, the Fund notes: “Foreign securities that are freely tradable in their principal markets are not considered to be illiquid.” Based on other disclosure, it appears much or all of the Fund’s investments in foreign securities will be made through ADRs or investment companies. Please explain whether the Fund will consider the liquidity of the ADR or investment company as part of its analysis. Also, to the extent the Fund will be trading portfolio securities outside of their principal markets, please supplement your disclosure appropriately.

Response.  The Fund’s investment in ADRs is not a principal strategy.  The Fund’s principal strategy, as disclosed in the prospectus, is to invest in foreign securities through common stocks.  Registrant has revised the first paragraph of the “Illiquid and Restricted Securities” subsection as follows:

The Fund may invest up to 15% of their net assets in illiquid securities. Illiquid securities include securities subject to contractual or legal restrictions on resale (e.g., because they have not been registered under the Securities Act of 1933, as amended (the "Securities Act")) and securities that are otherwise not readily marketable (e.g., because trading in the security is suspended or because market makers do not exist or will not entertain bids or offers). Securities that have not been registered under the Securities Act are referred to as private placements or restricted securities and are purchased directly from the issuer or in the secondary market. Foreign securities that are freely tradable in their principal markets are not considered to be illiquid.  The Fund may gain exposure to foreign securities through its investment in ADRs.  Certain ADRs are not listed on an exchange and therefore may be considered to be illiquid.

17.

With respect to the Fund’s fundamental investment restriction on concentration, please note that the Fund and its Adviser may not ignore concentration of underlying investment companies in which the Fund invests. Please add disclosure to clarify that the Fund will consider the concentration of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response.  Registrant has added the following clarifying disclosure immediately following the itemized investment restrictions:

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With respect to Fundamental Investment Restriction #7, the Fund will examine its other investment company holdings to ensure that the Fund is not indirectly concentrating its investments in a particular industry.

Management of the Fund

18.

On page 16, add a footnote to the table providing estimated Trustee compensation to disclose the period for which the information is furnished. See Instruction 2 to Item 17(c) of Form N-1A.

Response.  The requested change has been made.

Determination of Share Price

19.

Please supplementally confirm that you will value short-term debt instruments with a remaining maturity of 60 days or less at amortized cost only if the Fund can reasonably conclude, at each time it makes a valuation determination, that the amortized cost value of the portfolio security is approximately the same as the fair value of the security determined without the use of the amortized cost valuation. See Money Market Fund Reform, Release No. IC-31166 (July 23, 2014), 79 FR 47736, 47812-47813 (Aug. 14, 2014).

Response.  Registrant so confirms.

Financial Statements

20.

The disclosure states there are no financial statements available at this time. However, no registered investment company can make a public offering of its securities unless it has a net worth of at least $100,000 (“seed capital”). See section 14(a) of the Act. Please confirm that the Fund will include in a pre-effective amendment audited seed capital financial statements, as well as a report and consent of an independent registered public accounting firm. The staff will review this document and may provide additional comments.

Response.  Registrant so confirms and acknowledges that the staff may have further comment.

PART C

Item 28

21.

Supplementally confirm that you will be filing as an exhibit a copy of the fee waiver and expense reimbursement agreement with the Adviser as a material contract.

Response.  Registrant so confirms.

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Item 32

22.

Please provide information about the Distributor required by Item 32 of Form N-1A.

Response.  The requested information will be provided in the Pre-Effective Amendment.

* * * * *

If you have any questions or additional comments, please call Emily Little at (614) 469-3264 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/Emily M. Little

Emily M. Little